Exhibit 99.1

Date: 20/03/2008

AMENDED RECORD DATE

To:  All Canadian Securities Regulatory Authorities
N Y S E

Subject: PROVIDENT ENERGY TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	28/03/2008
Record Date for Voting (if applicable) :	28/03/2008
Meeting Date :	08/05/2008
Meeting Location (if available) :	Calgary

Voting Security Details:

Description	CUSIP Number	ISIN
DRIP TRUST UNITS	74386K104
TRUST UNITS	74386K104	CA74386K1049

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PROVIDENT ENERGY TRUST